Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
To: LSI Employees
Fr: Abhi
Re: Our Big Announcement
I am sure many of you woke up Monday morning to a pretty big surprise, with the news that LSI and Agere are joining forces to drive greater success in the storage, networking, and consumer markets. I hope that many of you were able to listen to the worldwide employee webcast on Monday morning, or to a replay of it offline. The LSI executive team, board members and I are truly excited about the opportunity this combination creates for us, and for our soon-to-be fellow colleagues from Agere. As I noted in the webcast, this combination continues the transformation that has been underway at LSI, with an objective of positioning the company to be a major force in the industry for the next 25 years!
From the onset in August 2005, we have been driving to transform LSI into an industry leader with multiple, highly value-added “franchises” in high-growth markets where we have the ability to deliver more than just silicon, but to also provide rich firmware and software, and in some cases systems or reference platforms.
A successful franchise requires us to consistently deliver a broad portfolio of building blocks, across multiple generations, in turn enabling our customers to deliver a comprehensive product offering. Establishing significant franchises in our focused markets should enable us to have the necessary R&D scale to deliver leading solutions to our customers, and to allow us together to maintain generational leadership. The combination of LSI and Agere should allow us to accomplish this in storage, where we will clearly have an envied position as the largest building block provider; from silicon in all HDD categories to our leading RAID system offerings and everything in between. Our combined position in the networking and consumer segments also gives us a much better opportunity over time to build additional franchises with similar characteristics. It is critical our company has diversity. I appreciate that there may be concerns now regarding our commitment to consumer electronics. This market continues to represent a high growth opportunity for us and we must continue our efforts to maintain leadership in our current CE segments; intercept the upcoming HD broadcast and home build-out while diversify the business.
Since our announcement, we have had several ELT members traveling to support LSI employee open forums while I have been focused on taking our message out on the road with Rick Clemmer, Agere’s CEO. Both of us, aided by a great LSI-Agere team and the folks at Morgan Stanley, have been hitting the pavement non-stop over the past week to convey the solid merits of the combination to analysts and our investors. It is critical at this early stage that these constituencies fully appreciate the strategic rationale behind this combination. By and large, the reception has been very positive, especially for those that either know both Agere and LSI well or have a good understanding of the industry’s current state and need for scale. After discussions, many of our respective and largest shareholders do appreciate the strategic merits of the combination and are positive about what the two companies can accomplish together.
I really want to emphasize the word “together”. This is not about LSI acquiring Agere — it is about “joining forces” to measurably change the risk/reward profile of our respective trajectories, greatly improving our competitive posture. I know that together we have a terrific opportunity ahead of us. We are well positioned to build multiple franchises in markets where we can drive sustained differentiation and customer value, in turn positioning us to grow and ultimately enabling us to return sustained shareholder value.
I also want everyone to recognize that the LSI team has done a tremendous job over the past 15 months. We have undergone numerous changes, from strategy to new leadership, and have made some very tough decisions and acted on them. Through the process we have become a much stronger and more focused competitor. The market has rewarded LSI for its transformation. As of 12/1, our stock was one of the best performing stocks year-to-date vs. many storage and consumer peer companies and since last summer, our stock also had impressive gains of nearly 70%. I want to thank everyone for their hard work in getting us to this point. Now, we must look forward and continue our transformation to secure LSI’s long-term position in the industry. I see no reason why this great combination cannot create a company with strong momentum in the market — one that is recognized and highly valued for thought leadership in its chosen markets!
I know there is some anxiety among LSI employees, and even more so among Agere employees, about the makeup of the leadership team going forward. I am working on this diligently with the help of Rick, and using criteria focused on integration success, flawless product and manufacturing execution, maintaining exceptional customer support and a good blend of leadership teams. My goal is to give you some visibility into as many decisions as possible in the next week or two.
Finally, a few words on the integration process itself. Rick and I have appointed Mike Salute, from Agere, joined by Eric Williams and Brent Blanchard from LSI, to head up the “Integration Management Office (IMO)” to help lead the integration planning process over the next 90 days. They will help us establish a planning framework and keep all of us coordinated on the task at hand so that we are ready to seamlessly join the companies and begin pursuing our new opportunities and integration objectives at the day of close. You will hear more about this process in the coming weeks and months.
I hope all of you are as excited as I am about the many terrific prospects we have ahead of us as the new LSI!
Thanks,
Abhi
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, Agere and LSI intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including the filing by LSI with the SEC of a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and related materials to register the shares of LSI common stock to be issued in the merger, and LSI and Agere plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus relating to the proposed transaction. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at www.sec.gov. In addition, free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents will also be available when they become available on the Agere website at www.agere.com and on the LSI website at www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.